June 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sherry Haywood
Re:	Trinseo S.A.
Registration Statement on Form S-1 (File No. 333-194561)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trinseo S.A., a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 11, 2014, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Craig E. Marcus of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 as soon as the registration statement has been declared effective.

Very truly yours,

TRINSEO S.A.

By:	/s/ John A. Feenan
Name:	John A. Feenan
Title:	Chief Financial Officer

June 9, 2014

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Trinseo S.A.
Filed on Form S-1
Registration No. 333-194561

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 2, 2014 and the date hereof 2,501 copies of the Preliminary Prospectus dated June 2, 2014 were distributed to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern time on June 11, 2014, or as soon thereafter as practicable.

[Signature Page Follows.]

Very truly yours,

Goldman, Sachs & Co.

By:	/s/ Richard Cohn
	Name:	Richard Cohn
	Title:	Managing Director

Deutsche Bank Securities Inc.

By:	/s/ Isobel Van Daesdonk
	Name:	Isobel Van Daesdonk
	Title:	Managing Director

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

Citigroup Global Markets Inc.

By:	/s/ Daniel Weisenberg
	Name:	Daniel Weisenberg
	Title:	Vice President

Morgan Stanley & Co. LLC

By:	/s/ Pawan Passi
	Name:	Pawan Passi
	Title:	Executive Director

On behalf of each of the Underwriters